UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	**39-1472124**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices, zip code)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
___ Large accelerated filer   ___ Accelerated filer
___ Non-accelerated filer   **_X_Smaller reporting company**
     (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of November 8, 2010, there were 118,917 shares of the registrant's common stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report on Form 10-Q
For The Quarter Ended September 30, 2010

Item 1. Financial Statements

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	September 30, 2010	December 31, 2009
	(Unaudited)	
Assets		
Cash and due from banks	$13,223,375	$17,425,697
Federal funds sold	0	3,500,000
Investment Securities		
Available-for-sale, at fair value	37,026,076	35,304,273
Held-to-maturity, at cost	27,521,457	31,810,942
Total Investment Securities	$64,547,533	$67,115,215
Loans	300,665,893	296,632,907
Allowance for credit losses	(6,578,251)	(6,225,627)
Net Loans	$294,087,642	$290,407,280
Loans held for sale	146,869	954,682
Premises and equipment, net	7,402,658	7,521,366
Other investments, at cost	4,535,876	4,866,091
Accrued interest receivable	1,431,163	1,373,541
Other assets	14,133,486	15,193,014
TOTAL ASSETS	$399,508,602	$408,356,886
Liabilities		
Deposits		
Noninterest-bearing	$33,863,656	$37,051,679
Interest-bearing	267,859,751	269,426,590
Total Deposits	$301,723,407	$306,478,269
Short-term borrowings	17,275,406	17,970,928
Accrued interest payable	434,364	559,249
Other liabilities	1,112,138	1,394,792
Long-term debt	25,199,999	30,850,000
Total Liabilities	$345,745,314	$357,253,238
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; oustanding 118,917	$18,173,975	$18,173,975
Treasury stock shares, at cost (2,613 shares)	(2,125,865)	(2,125,865)
Paid in capital	469,986	469,986
Retained earnings	37,992,722	36,314,327
Accumulated other comprehensive loss	(747,530)	(1,728,775)
Total Stockholders' Equity	$53,763,288	$51,103,648
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$399,508,602	$408,356,886

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income

(Unaudited)

	For the Three Months Ended		For the Nine Months Ended	
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Interest Income				
Loans including fees	$4,277,404	$4,387,142	$12,700,274	$13,446,234
Investment securities:				
Taxable	247,716	326,895	807,570	1,252,846
Exempt from federal tax	361,813	447,033	1,142,844	1,376,375
Interest on federal funds sold	1,835	3,827	9,047	6,094
Other interest income	12,846	15,248	62,204	34,238
	$4,901,614	$5,180,145	$14,721,939	$16,115,787
Interest Expense				
Deposits	$927,757	$1,227,709	$2,910,531	$3,935,662
Short-term borrowings	40,534	41,642	130,379	163,489
Long-term debt	262,143	351,674	809,017	988,727
	$1,230,434	$1,621,025	$3,849,927	$5,087,878
Net interest income	$3,671,180	$3,559,120	$10,872,012	$11,027,909
Provision for Credit Losses	310,000	1,200,000	1,040,000	3,735,000
Net interest income after provision for credit losses	$3,361,180	$2,359,120	$9,832,012	$7,292,909
Other Income				
Service fees and commissions	$218,475	$246,878	$659,319	$682,857
Loan sale gains	111,290	55,977	204,869	215,911
Investment security gains	0	0	68,156	38,444
Other	212,182	179,341	600,712	489,909
	$541,947	$482,196	$1,533,056	$1,427,121
Other-than-Temporary Impairment Losses, Net				
Total other-than-temporary impairment losses	$990,228	($43,997)	$990,228	$2,730,869
Amount in other comprehensive income, before taxes	(980,326)	43,997	(980,326)	(2,418,153)
	$9,902	$0	$9,902	$312,716
Other Expense				
Salaries and employee benefits	$1,551,418	$1,541,230	$4,786,402	$4,654,389
Occupancy expenses	283,585	281,286	805,601	847,357
FDIC Insurance	179,034	82,000	481,058	492,000
Data processing expenses	161,832	168,785	513,437	484,049
Professional fees	83,835	117,357	260,289	342,592
Amortization of intangibles	48,097	48,097	144,293	144,293
(Gain) loss on sale of other real estate	34,380	(556)	(6,557)	69,551
Other real estate expenses	84,584	69,685	293,772	228,995
Other operating expenses	224,163	265,458	671,307	743,342
	$2,650,928	$2,573,342	$7,949,602	$8,006,568
Income before income taxes	$1,242,297	$267,974	$3,405,564	$400,746
Income tax (benefit) expense	336,530	(111,606)	865,021	(398,754)
NET INCOME	$905,767	$379,580	$2,540,543	$799,500
Per Share				
Net income	$7.61	$3.19	$21.36	$6.72
Dividends declared	$0.00	$0.00	$7.25	$7.25
Weighted average shares outstanding	118,917	118,988	118,917	119,031

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc.
Consolidated Statement of Changes in Stockholders' Equity
(Unaudited)

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balance, December 31, 2009	118,917	$16,048,110	$469,986	$36,314,327	($1,728,775)	$51,103,648
Comprehensive income						
Net income				2,540,543		2,540,543
Other comprehensive income, net of tax						
Change in unrealized loss on securities available-for-sale, net of reclassifcation adjustment (1)					981,245	981,245
Total comprehensive income						$3,521,788
Cash dividends, $7.25 per share				(862,148)		(862,148)
Balance, September 30, 2010	118,917	$16,048,110	$469,986	$37,992,722	($747,530)	$53,763,288

(1) Disclosure of reclassification amount:		
Unrealized gains arising during the period		1,578,311
Plus: Tax expense on unrealized gains		(561,531)
Plus: Reclassification adjustment for losses realized and included in net income		9,902
Plus: Reclassification adjustment for tax benefit on realized losses		(3,862)
Plus: Reclassification adjustment for gains realized and included in net income		(68,156)
Plus: Reclassification adjustment for tax expense on realized gains		26,581
Net change in unrealized losses on securities		981,245

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(Unaudited)

	For the Nine Months Ended September 30, 2010	2009
Cash Flows from Operating Activities:		
Net income	$2,540,543	$799,500
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	368,357	424,755
Provision for credit losses	1,040,000	3,735,000
Amortization of intangibles	144,293	144,293
Gains on sales of loans	(204,869)	(215,911)
Loss (gains) on sale of other real estate	(6,557)	68,551
Gains on sale of securities	(68,156)	(38,444)
Loss on investment securities impairment writedowns	9,902	312,716
Amortization of bond premium	221,278	34,254
Accretion of bond discount	(208,895)	(337,297)
Mortgage loans originated for sale	(17,587,659)	(20,239,765)
Proceeds from sale of mortgage loans	18,395,472	19,780,083
Income from bank owned life insurance	(198,021)	(201,911)
Increase in interest receivable	(57,622)	(4,293)
Decrease in interest payable	(124,885)	(110,937)
Other, net	1,388,918	(329,482)
Net Cash Provided by Operating Activities	$5,652,099	$3,821,112
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$4,390,000	$2,610,000
Maturities and sales of available-for-sale securities	15,317,843	17,318,047
Purchases of available-for-sale securities	(15,515,978)	(8,911,442)
Purchases of held-to-maturity securities	0	(268,353)
Money market mutual funds, net	330,215	418,196
Federal funds sold, net	3,500,000	3,219,000
Proceeds from sale of foreclosed assets	745,926	911,441
Net increase in loans made to customers	(5,548,096)	(1,679,839)
Capital expenditures	(249,649)	(19,742)
Net Cash Provided by Investing Activities	$2,970,261	$13,597,308
Cash Flows from Financing Activities:		
Net decrease in deposits	($4,754,862)	($14,387,770)
Purchases of treasury stock	0	(58,480)
Dividends paid	(1,724,297)	(1,726,268)
Debt proceeds	9,034,476	15,843,878
Debt repayments	(15,379,999)	(20,983,017)
Net Cash Used in Financing Activities	($12,824,682)	($21,311,657)
Net decrease in cash and cash equivalents	($4,202,322)	($3,893,237)
Cash and cash equivalents, beginning	17,425,697	11,226,114
CASH AND CASH EQUIVALENTS, ENDING	$13,223,375	$7,332,877
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$1,032,603	$475,652
Supplemental Cash Flow Disclosures:		
Cash paid for interest	$3,040,243	$4,056,044
Cash paid for income taxes	836,939	266,992

The accompanying notes are an integral part of these financial statements.

NOTE 1 – FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), its results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC"), and DBI Properties, Inc. ("Properties").

Reclassifications – Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform to the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	September 30, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government-sponsored agencies	$0	$0	$0	$0
U.S. Government-sponsored agency MBS	19,930,778	400,876	(10,958)	20,320,696
State and local governments	4,626,424	158,463	0	4,784,887
Residential mortgage-backed securities	13,734,677	167,797	(1,981,981)	11,920,493
	$38,291,879	$727,136	($1,992,939)	$37,026,076

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government-sponsored agencies	$3,999,014	$2,800	$0	$4,001,814
U.S. Government-sponsored agency MBS	9,681,926	98,881	(1,818)	9,778,989
State and local governments	2,875,914	81,651	(716)	2,956,849
Residential mortgage-backed securities	21,591,534	125,727	(3,150,640)	18,566,621
	$38,148,388	$309,059	($3,153,174)	$35,304,273

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	September 30, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State and local governments	$27,521,457	$1,251,080	($275,598)	$28,496,939

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State and local governments	$31,810,942	$1,564,481	($387,718)	$32,987,705

Proceeds of $19.6 million from calls, sales and normal pay-downs were primarily used for the purchases of new agency mortgage-backed securities to provide better liquidity and less credit risks. There were no purchases of tax-exempt municipals or non-agency mortgage-backed securities.

 The amortized cost and estimated fair values of securities at September 30, 2010, by maturity were as follows:

	Securities Available-for-Sale		Securities Held-to-Maturity	
Amounts Maturing	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$2,333,157	$2,348,029	$4,386,574	$4,483,192
From one through five years	24,450,258	25,061,508	3,901,616	4,136,335
From five through ten years	8,095,622	6,833,178	11,420,700	11,903,763
After ten years	3,412,842	2,783,361	7,812,567	7,973,649
	$38,291,879	$37,026,076	$27,521,457	$28,496,939

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments' securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

At September 30, 2010, nine debt securities have unrealized losses with aggregate depreciation of 17.9% from DSB's amortized cost basis. Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

September 30, 2010	Less Than Twelve Months		Over Twelve Months	
Securities Available for Sale	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. Government-sponsored agencies	$0	$0	$0	$0
U.S. Government-sponsored agency MBS	10,958	752,910	0	0
State and local governments	0	0	0	0
Residential mortgage-backed securities	726,892	2,775,595	1,255,089	4,299,160
Total securities available for sale	$737,850	$3,528,505	$1,255,089	$4,299,160
Securities Held to Maturity				
State and local governments	$0	$0	$275,598	$1,774,953
Total securities held to maturity	$0	$0	$275,598	$1,774,953

December 31, 2009	Less Than Twelve Months		Over Twelve Months	
Securities Available for Sale	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. Government-sponsored agencies	$0	$0	$0	$0
U.S. Government-sponsored agency MBS	1,818	469,939	0	0
State and local governments	716	694,120	0	0
Residential mortgage-backed securities	2,312,535	5,678,658	838,105	8,424,459
Total securities available for sale	$2,315,069	$6,842,717	$838,105	$8,424,459
Securities Held to Maturity				
State and local governments	$68	$186,702	$387,650	$1,822,340
Total securities held to maturity	$68	$186,702	$387,650	$1,822,340

All securities with unrealized losses are assessed to determine if the impairment is other-than-temporary. Factors that are evaluated include the mortgage loan types supporting the securities, delinquency and foreclosure rates, credit support, weighted average loan-to-value, and year of origination, among others.

Currently, a quarterly analysis by a third party is performed on three residential mortgage-backed securities secured by non-traditional loan types in order to determine whether they are other-than-temporarily impaired ("OTTI"). The purpose of the third party evaluation is to determine if the present value of the expected cash flows was less than the amortized costs, thereby resulting in credit loss, in accordance with the authoritative accounting guidance under *FASB ASC Topic 320*. The third party determines an estimated fair value for each security based on discounted cash flow analyses. The estimates are based on the following key valuation assumptions – collateral cash flows, prepayment assumptions, default rates, loss severity, liquidation lag, bond waterfall and internal rate of return. Since there is currently no active secondary market for these types of securities, due to the non-traditional loan types supporting the securities, these valuations are considered Level 3 inputs as defined below in Note 5 – Fair Value Measurement. Additional securities may be analyzed in the future if deemed necessary to determine whether they are OTTI and if so, if any possible credit loss exists.

Two of the three securities supported by non-traditional loan types were found to have credit losses during an analysis as of March 31, 2009 since a portion of the unrealized losses is due to an expected cash flow shortfall. As such, these securities were determined to be other-than-temporarily impaired. DBI does not intend to sell the investments and it is not more likely than not that DBI will be required to sell the securities before the anticipated recovery of their remaining amortized cost bases, which may be maturity. The total credit loss that was recognized in earnings as of March 31, 2009 for these securities was $0.3 million. Based on the September 30, 2010 analysis, there was an additional $9,902 of credit loss recognized on one of the two securities during the current quarter. The analysis on the third security did not reveal any credit loss nor was the security found to be OTTI. Unrealized losses on the three securities analyzed by the third party were recognized through accumulated other comprehensive loss on the balance sheet as of September 30, 2010, net of tax, in the amount of $1.2 million.

The unrealized losses on the remainder of the residential mortgage-backed securities are due to the distressed and illiquid markets for collateralized mortgage obligations. The securities are investments in senior tranches with adequate credit support from subordinate tranches, are supported by traditional mortgage loans that originated between 2002 and 2005, have low delinquency and foreclosure rates, and reasonable loan-to-value ratios. DBI does not consider these investments to be OTTI at September 30, 2010.

Changes in credit losses recognized for securities with OTTI were as follows:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2010	2009	2009
Credit losses recognized in earnings, beginning of period	($312,716)	$0	$0
Credit losses for OTTI not previously recognized	(9,902)	(312,716)	(312,716)
Credit losses recognized in earnings, end of period	($322,618)	($312,716)	($312,716)

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	September 30, 2010	December 31, 2009
Real Estate:		
Residential	$79,979,658	$86,975,312
Commercial	65,350,634	58,242,163
Agricultural	63,526,134	54,661,093
Construction	14,338,169	15,736,878
	$223,194,595	$215,615,446
Commercial	$33,346,237	$27,309,621
Agricultural	32,911,156	42,164,396
Consumer and other	11,213,905	11,543,444
TOTAL	$300,665,893	$296,632,907

Nonaccrual loans totaled $9,022,955 and $12,753,127 at September 30, 2010 and December 31, 2009, respectively. Information concerning DBI's investment in impaired loans is as follows:

	September 30, 2010	December 31, 2009
Impaired loans with a related allowance	5,557,857	7,230,732
Impaired loans without a related allowance	6,124,845	6,339,082
Total investment in impaired loans	$11,682,702	$13,569,814
Related allowance	(1,309,830)	(1,133,461)

Changes in the allowance for loan losses were as follows:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2010	2009	2009
Balance, beginning of period	$6,225,627	$6,355,857	$6,355,857
Provision charged to operations	1,040,000	3,735,000	5,500,500
Recoveries	117,377	163,887	308,547
Charge-offs	(804,753)	(3,198,326)	(5,939,277)
Balance, end of period	$6,578,251	$7,056,418	$6,225,627

NOTE 4 – NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance to amend *Topic 820, "Fair Value Measurements and Disclosures"* requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures on significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy, including the reasons for these transfers, and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis.

In an effort to clarify existing fair value disclosures, these amendments also add a level of disaggregation by requiring entities to provide fair value measurement disclosures for each class of assets and liabilities rather than each major category of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the financial statements. Additional clarification is also required on the valuation techniques and inputs. Entities should provide disclosures about the valuation techniques and inputs used to measure fair value for assets or liabilities valued on both a recurring and non-recurring basis where those measurements are considered to be either Level 2 or Level 3 inputs. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in roll-forward activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of these disclosures did not have a significant impact on DBI's financial statements.

In February 2010, the FASB issued guidance that amended *Topic 855, "Subsequent Events."* These *Amendments to Certain Recognition and Disclosure Requirements* remove the requirement for a Securities and Exchange Commission ("SEC") filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The FASB believes these amendments remove potential conflicts with the SEC's literature. This amendment was effective immediately upon final issuance and did not have a significant impact on DBI's financial statements.

In April 2010, the FASB issued guidance that updated *Topic 310, "Receivables."* The *Effect of Loan Modification when the Loan is Part of a Pool that is Accounted for as a Single Asset* clarifies how a loan that is part of a pool should be accounted for if the loan is modified in such a manner that it would constitute a troubled debt restructuring. This amendment to *Topic 310* indicates that modifications of loans that are accounted for within a pool do not result in the removal of these loans from the pool even if the modification of those loans would be considered troubled debt restructuring. The amendment is effective for modifications of loans accounted for within pools occurring in the first interim or annual period ending on or after July 15, 2010. Adoption of this amendment did not have a significant impact on DBI's financial statements.

In July 2010, the FASB issued guidance that updated *Topic 310, "Receivables."* The *Disclosures about Credit Quality of Financing Receivables and the Allowance for Credit Losses* amends *Topic 310* to improve the disclosures about the credit quality of an entity's financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses.

Existing disclosures are amended to require an entity to provide the following disclosures about its financing receivables on a disaggregated basis:
1. A roll-forward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method;
2. For each disaggregated ending balance in item 1 above, the related recorded investment in financing receivables;
3. The nonaccrual status of financing receivables by class of financing receivables; and
4. Impaired financing receivables by class of financing receivables.

The amendments also require an entity to provide the following additional disclosures about its financing receivables:

1. Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables;
2. The aging of past due financing receivables at the end of the reporting period by class of financing receivables;
3. The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses;

4. The nature and extent of financing receivables modified as troubled debt restructurings within the previous twelve months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses; and

5. Significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segments.

The disclosures as of the end of the reporting period will be effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period will be effective for interim and annual reporting periods beginning on or after December 15, 2010. While this update to *Topic 310* will change the format of certain disclosures, DBI does not anticipate that it will have a significant impact on DBI's financial statements.

NOTE 5 – FAIR VALUE MEASUREMENT

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in a transaction between market participants on the measurement date. Some assets and liabilities are measured on a recurring basis while others are measured on a non-recurring basis, as required by U.S. GAAP, which also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. The three levels of inputs defined in the standard that may be used to measure fair value are as follows:

Level 1: Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that are supported by little, if any, market activity. These unobservable inputs reflect estimates that market participants would use in pricing the asset or liability.

DBI used the following methods and significant assumptions to estimate fair value.

Cash, Cash Equivalents, and Federal Funds Sold: For cash, cash equivalents and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities: Investment securities available-for-sale are recorded at fair value on a recurring basis. The fair value measurement of most of DBI's available-for-sale securities is currently determined by an independent provider using Level 2 inputs (except as noted below). The measurement is based upon quoted prices for similar assets, if available. If quoted prices are not available, fair values are measured using matrix pricing models, or other model based valuation techniques requiring observable inputs other than quoted prices such as yield curves, prepayment speed and default rates. Two of DBI's available-for-sale mortgage-backed securities (MBS) that are secured by non-traditional mortgage loans and one available-for-sale MBS secured by traditional mortgage loans that was downgraded during 2009 were analyzed by a third party in order to determine an estimated fair value. The estimated fair values were based on discounted cash flow analyses and are considered Level 3 inputs.

Refer to Note 2 – Investment Securities above for additional detail on the assumptions used in determining the estimated fair values and additional disclosures regarding DBI's investment securities. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable: The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held for Sale: Mortgage loans held for sale are recorded at the lower of cost or market value. The fair value is based on a market commitment for the sale of the loan in the secondary market. These loans are typically sold within one week of funding. DBI classifies mortgage loans held for sale as nonrecurring Level 2 assets.

Impaired Loans: As defined below in the *Glossary of Loan Terms* section, a loan is considered to be impaired when, based on current information or events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impairment is measured based on the fair value of the underlying collateral. The collateral value is determined based on appraisals and other market valuations for similar assets. Under FASB ASC Topic 820, *"Fair Value Measurements and Disclosures,"* the fair value of impaired loans is reported before selling costs of the related collateral, while FASB ASC Topic 310, *"Receivables,"* requires that impaired loans be reported on the balance sheet net of estimated selling costs. Therefore, significant estimated selling costs would result in the reported fair value of impaired loans being greater than the measurement value of impaired loans as maintained on the balance sheet. In most instances, selling costs were estimated for real estate-secured collateral and included broker commissions, legal and title transfer fees and closing costs. Impaired loans are classified as nonrecurring Level 2 assets.

Other Investments: For other investments, the carrying amount is a reasonable estimate of fair value.

Other Real Estate Owned: Real estate that DBI has taken control of in partial or full satisfaction of debt is currently valued at fair value. The fair value is determined by analyzing the collateral value of the real estate using appraisals and other market valuations for similar assets less any estimated selling costs. The value carried on the balance sheet for other real estate owned is the estimated fair value of the properties. Other real estate owned is classified as nonrecurring Level 2 assets.

Bank Owned Life Insurance: The carrying amount of bank owned life insurance approximates fair value.

Deposit Liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings: Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

Assets Recorded at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis, are summarized in the table below:

	September 30, 2010			
	Fair Value Measurements Using			
Description	Level 1	Level 2	Level 3	Fair Value
U.S. Government-sponsored agencies	$ -	$ -	$ -	$ -
U.S. Government-sponsored agency MBS	-	20,320,696	-	20,320,696
State and local governments	-	4,784,887	-	4,784,887
Residential mortgage-backed securities	-	6,506,920	5,413,573	11,920,493
Total securities available for sale	$ -	$ 31,612,503	$ 5,413,573	$ 37,026,076

Description		December 31, 2009 Fair Value Measurements Using			
	Level 1	Level 2	Level 3		Fair Value
U.S. Government-sponsored agencies	$ -	$ 4,001,814	$ -	$	4,001,814
U.S. Government-sponsored agency MBS	-	9,778,989	-		9,778,989
State and local governments	-	2,956,849	-		2,956,849
Residential mortgage-backed securities	-	12,472,145	6,094,476		18,566,621
Total securities available for sale	$ -	$ 29,209,797	$ 6,094,476	$	35,304,273

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the quarter ended September 30, 2010.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	Available-for-Sale Securities
Beginning balance, January 1, 2010	$ 6,094,476
Total realized and unrealized gains/(losses):	
Included in earnings	(9,902)
Included in other comprehensive income	847,349
Purchases, issuances, sales and settlements	
Purchases	-
Issuances	-
Sales	(885,959)
Settlements	(632,391)
Transfers into Level 3	-
Transfers out of Level 3	-
Ending balance, September 30, 2010	$ 5,413,573

Assets Recorded at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis, are summarized in the following table:

Description		September 30, 2010 Fair Value Measurements Using			
	Level 1	Level 2	Level 3		Fair Value
Loans held for sale	$ -	$ 146,869	$ -	$	146,869
Other real estate owned	-	1,993,514	$ -		1,993,514
Impaired loans	-	6,547,163	$ -		6,547,163
Total Assets	$ -	$ 8,687,546	$ -	$	8,687,546

Description		December 31, 2009 Fair Value Measurements Using			
	Level 1	Level 2	Level 3		Fair Value
Loans held for sale	$ -	$ 954,682	$ -	$	954,682
Other real estate owned	-	1,700,280	$ -		1,700,280
Impaired loans	-	12,514,147	$ -		12,514,147
Total Assets	$ -	$ 15,169,109	$ -	$	15,169,109

(In thousands)	September 30, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and federal funds sold	$13,223	$13,223	$20,926	$20,926
Investment securities	64,548	65,523	67,115	68,292
Loans, net of allowance for credit losses	294,088	294,123	290,407	304,145
Loans held for sale	147	147	955	955
Bank owned life insurance	6,752	6,752	6,554	6,554
Other investments, at cost	4,536	4,536	4,866	4,866
TOTAL	$383,294	$384,304	$390,823	$405,738
Financial Liabilities				
Deposits	$301,723	$302,820	$306,478	$308,230
Borrowings	42,475	43,488	48,821	49,069
TOTAL	$344,198	$346,308	$355,299	$357,299

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Denmark Bancshares, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Unaudited)

Financial Highlights

(In thousands, except per share data)	3rd Qtr 2010	2nd Qtr 2010	1st Qtr 2010	4th Qtr 2009	3rd Qtr 2009
Operating Results					
Interest income	$4,902	$4,930	$4,890	$5,041	$5,180
Interest expense	1,230	1,275	1,345	1,471	1,621
Net interest income	3,672	3,655	3,545	3,570	3,559
Provision for credit losses	310	330	400	1,765	1,200
Noninterest income	532	478	513	448	482
Noninterest expense	2,651	2,682	2,617	2,431	2,573
Net income	906	840	795	78	380
Per Share Data					
Net income per share	$7.61	$7.07	$6.68	$0.66	$3.19
Book value per share	$452.11	$441.43	$440.45	$431.28	$432.60
Financial Condition (1)					
Total Loans	$300,666	$300,979	$299,328	$296,633	$299,167
Allowance for credit losses	6,578	6,524	6,576	6,226	7,056
Investment securities	64,548	62,572	63,652	67,115	61,270
Assets	399,509	411,704	401,984	408,357	393,151
Deposits	301,723	310,345	301,021	306,478	291,614
Other borrowed funds	42,475	46,431	47,382	48,821	48,126
Stockholders' equity	53,763	52,493	52,377	51,104	51,474
Financial Ratios					
Return on average equity	6.95%	6.50%	6.27%	0.61%	2.99%
Return on average assets	0.90%	0.82%	0.79%	0.08%	0.38%
Interest rate spread	3.70%	3.62%	3.54%	3.50%	3.46%
Average equity to average assets	12.94%	12.68%	12.55%	12.98%	12.81%
Allowance for credit losses to total loans (1)	2.19%	2.17%	2.20%	2.10%	2.35%
Non-performing loans to allowance for credit losses (1)	137%	130%	171%	205%	208%

(1) As of the period ending.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the appropriateness of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These statements speak of DBI's plans, goals, beliefs or expectations, refer to estimates or use similar terms. Forward looking statements can generally be identified because they contain words and phrases such as "may," "project," "are confident," "should," "predict," "believe," "plan," "expect," "estimate," "anticipate," and similar expressions. These forward looking statements are inherently uncertain and actual results may differ from DBI's expectations. The factors that, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, and (v) the factors set forth in Item 1A of DBI's Annual Report on Form 10-K for the year ended December 31, 2009 (the "2009 Annual Report"), which item is incorporated herein by reference, as well as other risks identified in this Report. When reviewing forward looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") into law. This legislation makes extensive changes to the laws regulating financial services firms and requires significant rulemaking. In addition, the legislation mandates multiple studies, which could result in additional legislative or regulatory action. While the full effects of the legislation on DBI and DSB cannot yet be determined, this legislation is generally perceived as negatively impacting the banking industry. This legislation may result in higher compliance and other costs, reduced revenues and higher capital and liquidity requirements, among other things, which could adversely affect DBI's and DSB's business.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, *"Accounting for Contingencies,"* which has been incorporated into FASB ASC Topic 450, *"Contingencies"* and requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, *"Accounting by Creditors for Impairment of a Loan,"* which has been incorporated into FASB ASC Topic 310, *"Receivables,"* which requires that the loan be categorized as impaired when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the ASC 310-10-S99, *"Accounting for Loan Losses by Registrants Engaged In Lending Activities,"* and the Federal Financial Institutions Examination Council's interagency guidance, *"Interagency Policy Statement on the Allowance for Loan and Lease Losses"* (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans above a certain size are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan.

The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with ASC Topic 450. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with ASC Topics 310 and 450 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of September 30, 2010.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grade, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally rated a substandard or lower risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or the value of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize prospects for liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Results of Operations

Net income for the quarter ended September 30, 2010, was $0.9 million, an increase of $0.5 million or 138.6%, compared to $0.4 million for the corresponding period in 2009. This improvement was primarily the result of a $0.9 million decrease in the provision for loan losses. This was partially offset by an increase in income tax expense of $0.4 million.

Year-to-date net income for 2010 is $2.5 million compared to $0.8 million for the same period during 2009. This is an increase of $1.7 million or 217% and is primarily attributable to a decline in the provision for loan losses of $2.7 million in 2010 that was partially offset by an increase in income tax expense of $1.3 million.

Net interest income for the quarter ended September 30, 2010 was $3,671,180 an increase of 3.2%, compared to $3,559,120 recorded for the corresponding period of the prior year. The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

	Increase (Decrease) Due to Change In		
	Average Balance	Average Rate	Total Change
Interest income	$42,926	($321,457)	($278,531)
Interest expense	(93,283)	(297,308)	(390,591)
Net interest income	$136,209	($24,149)	$112,060

Net interest income increased $112,060 due primarily to declines in the average balances of time deposits of $14.2 million and other borrowings of $7.0 million between September 30, 2009 and September 30, 2010. The net interest rate spread improved 24 basis points during this period. The average net interest rate spread was 3.46% during the quarter ended September 30, 2009 compared to 3.70% during the current period. DBI's average cost of funds declined 52 basis points from 2.07% for the quarter ended September 30, 2009 to 1.55% during the most recent quarter due in large part to the declines in the balances of time deposits and other borrowed funds mentioned above. This reduction in the cost of funds was partially offset by a decline in the yield on earning assets of 28 basis points during the same period. The yield on earning assets was 5.25% during the third quarter of 2010 compared to 5.53% during the quarter ended September 30, 2009.

For the third quarter of 2010, DBI's provision for credit losses was $0.3 million as compared to $1.2 million during the same period of 2009. Net charge-offs of $0.3 million were recognized in the current period compared to net charge-offs of $0.8 million during the corresponding period in 2009.

Noninterest income for the three months ended September 30, 2010 and 2009 was $0.5 million. Non interest expense increased from $2.6 million for the three months ended September 30, 2009 to $2.7 million for the comparable quarter in 2010. The increase is primarily due to higher FDIC Insurance premiums, which were up $0.1 million compared to the same period in 2009.

Additional OTTI credit loss was recognized during the most recent quarter on one of the two securities previously determined to be other-than-temporarily impaired. The credit loss recognized through the income statement was minimal at $9,902 during the three months ended September 30, 2010, while there was no credit loss recognized during the third quarter of 2009.

For the three months ended September 30, 2010 and 2009, DBI recorded combined federal and state income tax expense of $0.3 million and benefit of $0.1 million, respectively. These provisions and benefits reflect effective income tax rates of 27% in 2010 and (42%) in 2009. DBI's combined statutory tax rate is 39%. The lower effective income tax rates are primarily due to certain federally tax exempt interest earned on state and local government investment securities.

Financial Condition

Total assets decreased by $8.8 million between December 31, 2009 and September 30, 2010. Cash, cash equivalents and fed funds sold decreased by $7.7 million since December 31, 2009 primarily due to the pay-down of long-term debt as well as to fund loan growth. Investment securities decreased $2.6 million during the first nine months of 2010 due to calls of $8.5 million, sales of $5.0 million, and $6.1 million of regular pay-downs. These reductions were partially offset by purchases of new securities during the first three quarters of 2010 of $15.5 million, along with the improvement in the fair value of certain available-for-sale securities.

Loans were $4.0 million higher as of September 30, 2010 compared to year-end 2009 balances. The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

	September 30, 2010		December 31, 2009	
(In thousands)	Amount	%	Amount	%
Real Estate:				
Residential	$79,980	26.6%	$86,975	29.3%
Commercial	65,351	21.7%	58,242	19.7%
Agricultural	63,526	21.1%	54,661	18.4%
Construction	14,338	4.8%	15,737	5.3%
	$223,195	74.2%	$215,615	72.7%
Commercial	33,346	11.1%	27,310	9.2%
Agricultural	32,911	11.0%	42,164	14.2%
Consumer and other	11,214	3.7%	11,544	3.9%
TOTAL	$300,666	100.0%	$296,633	100.0%

During the first nine months of 2010, agricultural real estate loans increased by $8.9 million or 16.2% while commercial real estate loans increased by $7.1 million, or 12.2%. These increases were partially offset by a decline in agricultural loans not secured by real estate during the same period of $9.3 million or 22.0%, along with decreases of $7.0 million in residential real estate loans and $1.4 million in construction and development loans.

The allowance for credit losses increased approximately $0.4 million during the nine months ended September 30, 2010. Provisions of $1,040,000 were added to the allowance during the first three quarters of 2010 and were partially offset by net charge offs of $687,376. The allowance equals 2.19% of total loans at September 30, 2010 compared to 2.10% at December 31, 2009. Nonaccrual loans totaled $9.0 million at September 30, 2010, a decrease of approximately $3.7 million compared to December 31, 2009. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.36% at September 30, 2010, compared to 5.47% at year-end 2009. As of September 30, 2010, management has identified $42.3 million of potential problem loans compared to $43.0 million at year-end 2009. Loan quality continues to be a concern and improving the portfolio is the primary focus for management. DBI has no accruing loans that are past due 90 days or more.

The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

(In thousands)	September 30, 2010		December 31, 2009	
	Amount	% of Total Loans	Amount	% of Total Loans
Nonaccrual Loans (1)	$9,023	3.0%	$12,753	4.3%
Restructured Accruing Loans	4,720	1.6%	1,185	0.4%
Accruing Loans Past Due 90 Days or More	0	0.0%	0	0.0%
Total	$13,743	4.6%	$13,938	4.7%
Other Real Estate	$1,994		$1,700	

(1) Includes restructured loans of $1.3 million and $1.2 million as of September 30, 2010 and December 31, 2009, respectively.

There were two large commercial relationships previously included in nonaccrual loans that were restructured during the year and returned to accruing status.

Noninterest-bearing deposits decreased by $3.2 million, or 8.6%, during the first nine months of 2010. Management attributes this decline to a seasonal fluctuation as deposit balances tend to increase at year-end and then decline in the following months. Interest-bearing deposits decreased by $1.6 million between December 31, 2009 and September 30, 2010. Money market accounts increased $12.1 million or 12.2%, during this period while certificates of deposits declined $12.4 million or 9.4% during the same period. Given the current interest rate environment, there has been a shift away from certificates of deposits into money market accounts as customers are reluctant to lock into a rate at this time.   DBI's money market rates are currently higher than the rates for short-term certificate of deposits. Interest-bearing deposits consisted of the following:

(In thousands)	9/30/2010	12/31/2009
NOW accounts	$18,540	$20,494
Savings accounts	17,873	17,137
Money market accounts	111,502	99,422
Certificates of deposit	119,945	132,374
TOTAL	$267,860	$269,427

Short-term borrowings decreased $0.7 million or 3.9% as of September 30, 2010 compared to the prior year-end and long-term borrowings declined $5.7 million or 18.3% during the same period.

Stockholders' equity increased by $2.7 million to $53.8 million as of September 30, 2010 versus December 31, 2009 due in part to earnings for the period of $2.5 million and a reduction in accumulated other comprehensive loss on securities of $1.0 million, offset by dividends of $0.9 million paid during the period. As of September 30, 2010 DBI's leverage ratio was 13.4%, its risk-based core capital ratio was 17.3% and its risk-based total capital ratio was 18.5%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels. Management has agreed with regulators to maintain DSB's leverage ratio at a level equal to or exceeding 8% and its risk-based total capital ratio equal to or exceeding 10%. As of September 30, 2010, DSB's leverage ratio was 10.7% and its risk-based total capital ratio was 15.3%. DBI believes its capital position as of September 30, 2010 is adequate under current economic conditions.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet its needs. DBI maintains liquid assets and established lines of credit to meet its liquidity needs. DBI's Board of Directors annually approves a Consolidated Contingent Liquidity Plan, which reviews the sources and uses of liquidity for DBI, DSB and DACC. Cash and cash equivalents decreased $7.7 million or 36.8% to $13.2 million during the first nine months of 2010 primarily due to the reduction in other borrowings of $6.3 million. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows.

In addition to on-balance sheet sources of funds, DBI also has off-balance sheet sources available to meet liquidity needs. Specifically, DBI has unused lines of credit of $51.4 million as of September 30, 2010. This includes a $20 million line of credit with the Federal Reserve Bank that was established in 1999. DSB has not borrowed on this line. DBI also has $74.8 million of eligible loans and securities that could be pledged to increase its available credit. Management believes DBI's liquidity position as of September 30, 2010 is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk. The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount September 30, 2010	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$39,897	$34,540
Standby letters of credit and financial guarantees written	1,525	1,525

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
DBI's primary market risk position has not materially changed from that disclosed in DBI's 2009 Annual Report.

Item 4T. Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as amended, DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures as of the end of the period covered by this Report. Based on that evaluation, DBI's principal executive officer and principal financial officer believe that DBI's disclosure controls and procedures are effective as of the end of the period covered by this Report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no significant changes in DBI's internal controls over financial reporting or in other factors that have significantly affected these controls during the fiscal quarter covered by this report, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information

Item 1A. Risk Factors

A discussion of the risks that may affect DBI's business can be found at Item 1A – Risk Factors of DBI's 2009 Annual Report. Other than as set forth below, there have been no material changes in risk factors as described in such Report.

Financial reforms and related regulations may affect DBI's and DSB's business activities, financial position and profitability.

The Dodd-Frank Act, signed into law on July 21, 2010, makes extensive changes to the laws regulating financial services firms and requires significant rulemaking. In addition, the legislation mandates multiple studies, which could result in additional legislative or regulatory action. DBI is currently reviewing the impact the legislation will have on its and DSB's business.

The legislation charges the federal banking agencies, including the Federal Reserve and the FDIC with drafting and implementing enhanced supervision, examination and capital standards for depository institutions and their holding companies. The Dodd-Frank Act also authorizes various new assessments and fees, expands supervision and oversight authority over nonbank subsidiaries, increases the standards for certain covered transactions with affiliates and requires the establishment of minimum leverage and risk-based capital requirements for insured depository institutions. In addition, the Dodd-Frank Act contains several provisions that change the manner in which deposit insurance premiums are assessed and which could increase the FDIC deposit insurance premiums paid by DSB.

The Dodd-Frank Act establishes a new, independent Consumer Financial Protection Bureau which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. States will be permitted to adopt stricter consumer protection laws and state attorney generals can enforce consumer protection rules issued by the Bureau.

The changes resulting from the Dodd-Frank Act, as well as the regulations promulgated by federal agencies, may impact the profitability of DBI's and DSB's business activities, require changes to certain of their business practices or otherwise adversely affect their businesses. These changes may also require DBI and DSB to invest significant management attention and resources to evaluate and make necessary changes.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

During the quarter ended September 30, 2010, DBI did not sell any equity securities which were not registered under the Securities Act of 1933, as amended, or repurchase any of its equity securities.

The Federal Reserve Board ("the Board") has adopted regulations that deal with the measure of capitalization for bank holding companies. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

The ability of DBI to pay dividends on its common stock is largely dependent upon the ability of DSB to pay dividends on its stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations.   DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability of such banks to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

Item 6. Exhibits

   (a) Exhibits:

      31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      DENMARK BANCSHARES, INC.

      /s/ John P. Olsen

Date: November 8, 2010   John P. Olsen,
      President and CEO

      /s/ Dennis J. Heim

Date: November 8, 2010   Dennis J. Heim
      Vice President, CFO and Treasurer